NOBILITY HOMES, INC.
3741 S.W. 7th Street
Ocala, Florida 34774
Telephone: (352) 732-5157

June 13, 2007

Via EDGAR

Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Attention: Mr. Jeffrey Gordon

Re:	Form 8-K Item 4.01 filed June 11, 2007 File No. 0-06506

Dear Mr. Gordon:

        Concurrently with submission of this letter we are filing an amended Form 8-K in response to the staff’s comment letter dated June 12, 2007. By copy of this letter we will provide you with a courtesy copy of our Form 8-K/A marked to show changes from the original filing. Pursuant to the staff’s request in the comment letter, Nobility Homes, Inc. hereby acknowledges to you as follows:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
NOBILITY HOMES, INC.
By: /s/ Lynn J. Cramer, Jr.
Lynn J. Cramer, Jr.
Treasurer and Principal Accounting Officer